UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-34221

CUSIP NUMBER 743815102

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Providence Service Corporation
Full Name of Registrant

N/A
Former Name if Applicable

5524 East Fourth Street
Address of Principal Executive Office (Street and Number)

Tucson, AZ 85711
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Providence Service Corporation (the “Company”), is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 by the prescribed due date without unreasonable effort and expense in light of the circumstances described below.

The Company announced on March 13, 2009 that it will record a non-cash asset impairment charge for the year ended December 31, 2008. As a result of the reduction in the Company’s market capitalization along with the deterioration in the mergers and acquisition environment, and in accordance with the annual requirements of SFAS 142, Goodwill and Intangible Assets, the Company is performing annual impairment testing of its goodwill. While the analysis is not yet complete, the Company has concluded that it will record a significant non-cash goodwill impairment charge in the fourth quarter of 2008. The Company could not complete the filing of its Annual Report on Form 10-K (the “Form 10-K”) due to the complexities of the process associated with goodwill impairment testing for 16 reporting units and the related disclosures required to be included in the Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Deitch	(520) 747-6600
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its Form 10-K for the year ending December 31, 2008 (“Fiscal 2008”) will report an increase in revenue to approximately $691.7 million from approximately $285.2 million for the year ending December 31, 2007 (“Fiscal 2007”) due to the Company’s acquisition of Charter LCI Corporation and its subsidiaries in December 2007. The Company also expects to report a non-cash impairment charge of between approximately $176 million and $201 million for Fiscal 2008, $141 million of which was recorded in the third quarter of 2008. This impairment charge will result in the Company recording an operating loss and a net loss for Fiscal 2008 the amount of which will depend upon the amount of the final impairment charge. There was no comparable charge in Fiscal 2007. In Fiscal 2007, the Company reported operating income of approximately $25.7 million and net income of approximately $14.4 million.

The Providence Service Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/ Michael N. Deitch
Michael N. Deitch Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registration by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).